September 18, 2012

VIA EDGAR

Mr. Brion Thompson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:         ING Equity Trust

     (File Nos. 333-56881; 811-8817)

Dear Mr. Thompson:

This letter responds to comments provided to Jay Stamper on or about September 11, 2012, for Post-Effective Amendment No. 113 filed on or about July 27, 2012, to the Registration Statement on Form N-1A for ING Equity Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus - General Comments

1.

Comment:        The Staff requested that the Registrant amend the table entitled “Shareholder Fees – Maximum deferred sales charge as a % of purchase or sales price, whichever is less” for Class A shares to include the actual contingent deferred sales charge that may be paid under certain circumstances rather than adding the disclosure as a footnote.

Response: The Registrant believes that revising the current fee table presentation as suggested would make the table confusing to an investor due to the formatting of the table.

2.	Comment: The Staff requests that the line item “Administrative Services Fees” within the Annual Fund Operating Expenses table be removed and included as part of Management Fees or Other Expenses.

Response: The Registrant believes that revising the current fee table presentation as suggested would make the table confusing to an investor due to the formatting of the table.

3.	Comment: The Staff requested confirmation that all waiver agreements be filed going forward.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

September 18, 2012

Response:        The Registrant confirms that it files all waiver agreements.

4.

Comment:        The Staff requested that the Registrant explain the absence of a line item for “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses table as required by Item 3(3)(f)(i) of Form N-1A for Funds when reference is made to investment in Other Investment Companies in a Fund’s Principal Investment Strategies and Principal Risks.

Response:        Although each Fund may not currently be investing in Other Investment Companies, and therefore there are no Acquired Fund Fees and Expenses, it may invest in Other Investment Companies in the future. Therefore the language in the Principal Investment Strategies and the corresponding risk are appropriate. For any subsequent updates to a Fund’s Prospectus, if the Fund’s investments in Other Investment Companies exceed 0.01%, the Registrant will include the line item “Acquired Fund Fees and Expenses” in accordance with Instruction (3)(f)(i) to Item 3 of Form N-1A.

5.	Comment: The Staff requested further disclosure to the “Tax Information” paragraph clarifying that tax deferred distributions may be subject to tax at a later date.

Response:        The Registrant appreciates the comment but the language is not required by Form N-1A.

Statutory Prospectus – More Information About the Fund

6.

Comment:        The Staff commented that the entire Principal Investment Strategies disclosure should be included in the statutory section of the Prospectus in accordance with Item (9)(b) instead of a reference to that disclosure being included in the summary section of the Prospectus.

Response:        The Registrant does not always include two separate versions of a fund’s Principal Investment Strategies in its Prospectuses: Item 4(a) (summarized) version and Item 9(b) (detailed) version. Instead, the Registrant may choose to provide all required information in the “Principal Investment Strategies” of the summary section of the Prospectus without repeating it in the statutory section of the Prospectus. The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b). The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is

Mr. Brion Thompson

U.S. Securities and Exchange Commission

September 18, 2012

consistent with the intent of the prospectus to provide clear and concise information about the Funds.” This presentation is also consistent with the Registrant’s previous disclosure of this information and is followed by other funds in the industry.

Composites of Similar Managed Accounts and Funds

7.	Comment: The Staff commented that the introduction of this section is confusing as to which Fund and accounts it is comparing performance and requested the introduction be clarified.

Response:        The Registrant will revise the introduction.

8.

Comment:        The Staff commented the disclosure for the Composites states that the returns for the Composites are not modified to reflect fees and expenses, and requested the presentation of the composite to be either a net value of all actual fees and expenses including the sales loads of the accounts, or adjusted for the anticipated fees of the fund for which performance is used to compare to.

Response:        The Registrant will revise the statement as the statement as filed was a drafting error. The statement will be revised as follows:

“The returns of the Composites have not been modified to reflect the fees and expenses of ING Mid Cap Value Fund.”

Statement of Additional Information

Privately issued mortgage-backed securities

9.

Comment:        The Staff commented that the sentence that states privately issued mortgage-backed securities will not be treated as constituting a single, separate industry is in contradiction with the views of the SEC in that the SEC considers these to be concentration in a single, separate industry.

Response:        The Registrant appreciates the SEC staff’s comments on the Registrant’s disclosure related to privately issued mortgage-backed securities. However, upon review of the disclosure the Registrant believes that its disclosure is consistent with the requirements of Sections 8 and 13 of the Investment Company Act of 1940, as amended (the “1940 Act”) and the SEC’s guidance on the same and therefore declines to make the Staff’s requested change. Registrant notes that this disclosure is consistent with the Fund’s historical treatment of privately-issued mortgage backed securities for purposes of determining compliance with the Fund’s policy regarding concentration.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

September 18, 2012

Section 8(b)(1)(E) of the 1940 Act, requires that a fund include in its registration statement:

a recital of the policy of the registrant in respect of each of the following types of activities, such recital consisting in each case of a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein:

(E) concentrating investments in a particular industry or group of industries.

Section 13(a)(3) of the 1940 Act requires that, if a fund wishes to change its concentration policy, such change must be approved by the fund’s shareholders.

In 1983, the Securities and Exchange Commission (“SEC”) staff published guidelines in connection with the SEC’s initial adoption of Form N-1A. Guide 19 in particular provided guidance from the staff regarding concentration of investments in particular industries. Guide 19 stated:

“In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the ‘Directory’) published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” Although the guidelines were rescinded in 1998 in connection with unrelated amendments to Form N-1A, the SEC staff and registrants continue to rely on them.

Registrant believes that the Fund’s policy to not treat privately issued mortgage-backed securities as a single, separate industry is reasonable and therefore consistent with the SEC Staff’s guidance in Guide 19.

* * * * * *

Mr. Brion Thompson

U.S. Securities and Exchange Commission

September 18, 2012

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management – ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq. ING Funds
Jeffrey S. Puretz, Esq. Dechert LLP

ATTACHMENT A

September 18, 2012

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:        ING Equity Trust

    (File Nos. 333-56881; 811-8817)

Dear Mr. Thompson:

ING Equity Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management – ING Funds

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP